UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended September 30, 2025

LIQUIDPISTON, INC.

(Exact name of issuer as specified in its charter)

Delaware	74-3126356
(State or other jurisdiction of incorporation or organization)	(I.R.S. No.)

1292A Blue Hills Avenue, Bloomfield, CT	06002
(Address of principal executive offices)	(Zip Code)

(860) 838 2677

Issuer’s telephone number, including area code.

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “LiquidPiston,” “we,” “us,” “our,” or “the Company” refers to LiquidPiston, Inc.

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this report or related materials, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Business

LiquidPiston’s mission is to develop lightweight, efficient engines and hybrid power solutions, based on optimized thermodynamics & rotary engine technology, to enhance mobility and reduce GHG emissions. Power and energy are essential for virtually all (ground, sea, and air) vehicles and portable power generation. We anticipate that for many decades to come, the world will be largely dependent on fossil fuels, even though we expect and support a concerted move towards electrification and increased use of sustainable renewable fuels. The reality of battery technology is that fossil fuel has approximately 40 - 50 times the energy density of today's best batteries so the battery learning curve will take many decades to even get close to the energy density of fossil fuels. Of the engine solutions available today, the gasoline engine is inefficient; diesel engines are big and heavy; turbine engines are extremely inefficient at small scale (below 500 hp) and all engines produce environmentally harmful emissions.

Our vision is that we can do significantly better by focusing on the fundamental physics of how engines operate. With this guiding vision, we developed an optimized thermodynamic cycle as the thermodynamic cycles used by existing piston and rotary intermittent combustion engines haven’t fundamentally changed in over 100 years. When we rethink the cycle, we also must rethink the engine platform and operation as we know it, because today's piston engines are not able to run this optimized cycle. The result is our X-EngineTM architecture, which is quieter, smaller, and lighter than legacy piston engines.

It may seem counter-intuitive to think about potentially investing in ICE technology in the context of a low-carbon economy and world. However, we posit that this effort can have as large or larger direct impact on reducing fossil fuel usage and CO2 production as any other single technology initiative that we are currently aware of. For LiquidPiston, changing the ICE paradigm doesn't mean extending ICE usage as the mission; rather, it's about driving energy efficiency, CO2 reduction, vehicle electrification and transition to clean renewable fuels -- effectively hastening the sun-setting of traditional ICEs. We view our technology as complementary to electrification, where compact, lightweight onboard generators can efficiently keep batteries charged, with the main propulsion system taking full advantage of what electrical propulsion has to offer (especially with respect to noise, vibration, and efficiency gains through regenerative braking). “Clean” renewable fuels include, for example, hydrogen and certain biofuels such as those proposed as Sustainable Aviation Fuel (SAF), which markedly reduce the CO2 impact of the given fuel.

Our business objective is to proliferate the adoption of our technology on a global scale as rapidly as possible with a technology licensing and engineering professional services business model while also providing engines in low volumes and selected demonstrator products (i.e., portable electric generators) to prime the market. The sale of a mix of products, recurring royalty licenses, and professional services has the potential to generate superior financial returns as engine deployment volume increases in future years.

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Principal Products and Services

We consider ourselves a technology company, developer and licensor of engine and power solutions; we are not a volume engine manufacturer. Rather, we plan to license our technology to partners, while also offering technical engineering consulting services to custom design and develop application-specific engines for our partners and customers, which include engine manufacturers and systems integrators.

Our business model is to design, develop, license, and produce engines, generators, hybrid-electric power solutions, and other fuel energy conversion devices based on our patented technology:

1.	Design of bespoke power solutions for partners/customers, on a Non-Recurring Engineering (NRE) professional services basis;
2.	License of engine technology to manufacturers, or supply of engines to integrators/OEMs through direct manufacturing, or through manufacturing partnerships and contract manufacturing.
3.	The technology may be scalable up to 1000 HP+, enabling LiquidPiston and our partners to serve markets from lawn and garden equipment to Range-extended Electric Vehicles (REVs) to helicopters.
4.	Continue to innovate the core engine technology platform. LiquidPiston currently has 113 US and international patents granted/pending; a robust innovation pipeline, and a next generation engine lab prototype.
5.	Assemble, test and sell low-medium quantities of engines for customer piloting needs and low to medium volume production requirements. We will use contract manufacturers, parts vendors, and machine shops augmented by our in-house machine shop to supply our in-house assembly and test operation. Hybrid approaches are also possible, whereby LiquidPiston manufactures the engine cores, and provides the cores to engine manufacturers which are then integrated into a full engine.

Technology

LiquidPiston develops advanced rotary engines based on the Company’s patented thermodynamic cycle and engine architecture, resulting in improved power density and fuel efficiency. The X-EngineTM’s two primary moving parts consist of a rotor and an eccentric shaft. Except for ancillary parts such as injectors, fuel pumps, and oil pumps, there are no other moving parts, making the X-EngineTM extremely simple and elegant.

Our technology and product development builds on years of prior research and advanced development, with more than $100 million (including self-funded as well as government- and customer-funded programs) invested. We have an extremely strong intellectual property position with 113 US and international patents and a rich innovation pipeline.

The result is our X-Engine rotary engine platform architecture. Compared to piston engines, the rotary X-Engine can be up to 3-10 times smaller and lighter than a Diesel engine, and up to 2 times more efficient than a small turbine engine. Our X-Engine is also the first rotary engine that can naturally burn heavy fuels (e.g., diesel, jet fuel) using Compression Ignition, which may improve efficiency, as well as significantly easing the logistical burden for military applications, and other applications where Diesel or Jet fuel is more readily available. Initial products will focus on the heavy-fuel and multi-fuel capability and high power-density of the LPI engine. A pipeline of future innovation and development will complement LPI’s mission to increase fuel efficiency and develop optimized hybrid electric power systems. Higher fuel efficiency reduces the wasted energy typically lost through cooling losses and engine exhaust seen in legacy engine designs.

The technology can conceivably scale from 1-1000 hp, potentially displacing most engines in use today.

Technology status: The Company has developed various early prototypes of different types of rotary engines that have the potential to operate on the High-efficiency hybrid cycle (HEHC). Today, the Company is focusing development on the “XTS-210TM” engine, a 210cc 2-stroke supercharged variant of the X-Engine, as well as the XFT-1900TM 4-stroke engine design that is being developed for larger horsepower applications.

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Technology use proof points achieved to-date or in development include:

X-EngineTM Core	Power System Demonstrators/Prototypes
30kW “X-4TM”	• 750 cc (250 cc / chamber), Compression-Ignited (Diesel or Jet – A fueled) naturally aspirated X-Engine. Demonstrated to TRL 4+, including 30kW (net indicated), high-compression ratio up to 26:l, operation up to 7,000 RPM.
3kW “X- MiniTM”

•      70cc Spark-Ignited (SI) multi-fuel capable X-Engine, demonstrated to run on Diesel, Jet Fuel, kerosene, gasoline, propane, hydrogen, (and yes, even vodka). TRL 6 (running out of the lab).

•      Application demonstrators:

o    1.5kW Compact Artillery Power System (CAPS) generator funded by and delivered to US Army

o    Go-Kart and scooter land vehicle propulsion

o    Hybrid-electric Group 2 Uncrewed Aerial System (UAS) using jet fuel

19kW “XTS-210TM”

•      210 cc (70 cc / chamber) Spark-Ignited multi-fuel capable (but tuned especially for heavy-fuel) 25-horsepower, two-stroke, supercharged, liquid-cooled X-Engine. TRL 6 (running out of the lab environment)

•      Application Demonstrators:

o    10kW compact portable genset,

Designed to conform to military specs

66% smaller than currently deployed AMMPS MEP-1040 10 kW genset

o    10kW Auxiliary Power Unit (APU) for Army mobile command post truck

o    Land vehicle (Details not yet publicly announced)

o    Hybrid-electric eVTOL UAS using jet fuel

“New” larger X-Engine	• Larger X-Engine core, TRL 4 lab demo; Details not yet publicly announced. • Initial Application: Lightweight, portable, modular and scalable heavy-fueled Rotary Engine Hybrid Power System (REHPSTM).

Market and Traction

The market for combustion engines is estimated to be worth over $400 billion annually with many accessible application segments which can benefit from the use of LiquidPiston engine technology. These application market segments include, but are not limited to:

•	Portable ground electric power generation – military, industrial/commercial, and consumer
•	Aviation Auxiliary Power Units (APUs) -- fixed wing aircraft, rotorcraft, and large UAVs; military and commercial
•	Direct and hybrid propulsion for UAVs – military and commercial
•	Vehicle range extender units for serial hybrid propulsion – ground, air, and marine vehicles; military and commercial
•	Powered equipment and tools – e.g., lawn and garden, etc.
•	Combined heat and power units – residential and small commercial

For our initial company-building phase, we are focusing on military and aerospace markets, whose propulsion and power generation segments are low volume, high price and high value and therefore are a great fit with LiquidPiston’s value proposition of high-power density and heavy fuel capability. In subsequent company-building phases, we plan to enter industrial and commercial, marine, urban air mobility, and automotive markets which represent higher volume opportunities and will enable LiquidPiston and our future licensed manufacturing partners to scale operations. With our licensing and professional services business model, we will assign teams of engineers to work with our customers/partners to introduce new engine platforms for virtually any segment of the engine market.

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The US military is an initial customer and market for our engines. Beyond being a future customer, the U.S. Department of War (DoW) has invested significantly in the technology through various R&D contracts, awarding LiquidPiston contracts to develop and test engines, generators, and hybrid electric power systems for UAVs and Organic Resupply Buses (ORBs). LiquidPiston has already completed multiple contracts with the U.S. Army and Air Force with combined efforts totaling approximately $20 million. In October, 2023 the Company announced the award of a $35 million contract by the US Air Force to support a new larger engine and hybrid power system development. The contract was awarded by AFWERX, a Technology Directorate within the Air Force Research Laboratory, in partnership with AFLCMC, the U.S. Air Force Life Cycle Management Center. In Q3 of 2025 the Company was also awarded an Army SBIR CATALYST program award to develop a Compact Mobile Command Post Auxiliary Power Unit (CMCP APU). The program begins with a one-year $1 million Base Phase, and provides for potential $7M in matching SBIR funding in a follow on enhancement phase (requires additional $7M in matching funding from both another Army source and private funding). The CMCP-APU is intended to support the U.S. Army’s Mobile and Survivable Command Post (MASCP) initiative under the Army’s Command Post Integrated Infrastructure (CPI2) initiative. Our current customer pipeline, if converted into customer-sponsored development programs which result in those customers commercializing systems using our engines or licensing the engines, could support significant revenue growth for LiquidPiston engineering services and technology licenses.

Competitors and Industry

Competitors

There are other early-stage companies seeking to develop combustion engines. Most of them focus on relatively large engines because they are going after the automotive and trucking industry, which is worth hundreds of billions of dollars. But even a very good, proven technology can take about 20 years to be adopted into the general automotive space, which is why we are focusing on other market segments such as generators, auxiliary power supplies and UAS propulsion.

We are currently focused on non-automotive markets requiring much smaller engines, with less development and a shorter design-in cycle. Longer term, we see a lot of room for growth even within the automotive industry as more and more vehicles electrify and evolve to self-driving vehicles. We anticipate that by then, a substantial segment of the automotive market should be looking for lighter vehicles and smaller efficient engines for range-extender applications. Recent automotive market trends indicate a rapidly growing demand for hybrid electric vehicles.

Competitive Advantage

We believe that our rotary engines represent the first major disruption to engine technology in over a century. To our knowledge, we are one of the only companies in the world developing engines based on a disruptive, optimized thermodynamic cycle. Other companies are focused on incrementally improving cycles first commercialized in the late 1800s. When fully developed, our engines are expected to offer size and weight advantages, with potential for significantly increased range and reduced CO2 emissions compared to older piston engine technology. Our technology can also be a key enabler for the broad adoption of electric vehicles. When used in conjunction with electric propulsion in a hybrid configuration, the LiquidPiston engines allow more range for an electric vehicle, while using smaller, lighter, more cost-effective batteries. We are maintaining a sustainable competitive advantage based on our ever-increasing IP (patents and know-how) and being the knowledge base and “clearinghouse” of all learning associated with our core engine technology.

Industry

The global internal combustion engine market is estimated to be greater than $400 billion. About 75% of that is automotive and trucks, which still leaves over $100 billion for other applications. That non-automotive market is where we currently plan to enter – i.e., generators, UAS direct and hybrid electric propulsion, and aviation and land vehicle auxiliary power units.

Longer-term, LiquidPiston plans to be in the range-extender engine market as the automotive industry increasingly becomes hybrid electric and we achieve a higher manufacturing volume and lower per unit cost point. Our power density and multi-fuel capability will make our engine an ideal fit for that application.

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Intellectual Property

The Company currently has 70 patents issued (worldwide) and 43 additional patents pending.

Manufacturing and Suppliers

We use different suppliers for parts, machining, and treatment processes. These vendors are mostly U.S.-based. To date, LiquidPiston has been performing all engine assembly and testing in-house and has recently expanded our in-house machine shop with state-of-the art machine tools. No supplier accounted for more than 5% of our expenses.

Employees

As of September 30, 2025, the Company has 53 full-time employees, and 2 full-time temporary interns.

Litigation

As of September 30, 2025, the Company is not involved in any litigation that is expected to have a material impact on its operations, and its management is not aware of any material pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

The Company’s Property

We are currently leasing our offices in a 16,000 sq. ft industrial compound in Bloomfield, Connecticut. On February 28, 2025 the Company created a single member limited liability company, LiquidPiston Real Estate, LLC (LPRE), which subsequently purchased a 25,000 sq. ft facility in Suffield, Connecticut. The location in Suffield CT is being renovated and will eventually become the Company’s new headquarters.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

This discussion may contain forward-looking statements reflecting our current expectations that involve risks and uncertainties. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from any predictions of future results, performance or achievements that we express or imply in this annual report or in the information incorporated by reference in this annual report.

LiquidPiston, Inc. was incorporated in the State of Delaware on June 21, 2004, and maintains its headquarters and physical plant in Bloomfield, Connecticut. The Company is engaged in both internal research and development, and the fulfillment of contracts with the United States Government. The Company’s goal is to create new technology. With the exception of the year ended December 31, 2017, we incurred losses from operations and have had negative cash flows from operating activities since our inception through the year ended December 31, 2021. For the year ended December 31, 2022, we posted our first operating profit and positive cash flow from operations since 2017. In the fiscal years following the year ended December 31, 2022, we posted mixed results with regards to operating profit and cash flow from operations.

In 2023, the Board of Directors unanimously voted in favor of changing its fiscal year end from December 31 to September 30 effective for the nine months ended September 30, 2023. The change in fiscal year end is to more closely align with the year ends of its major customers, the Department of War, United States Army, and United States Air Force. The fiscal year ended September 30, 2024 was the first full twelve months year after the change. As the Company focused on internal research and development and building out its infrastructure, for the year ended September 30, 2025, we recorded an operating loss, while cash flows from operations was positive as the company recognized deferred revenues from ongoing contracts.

Results of Operations

Year ended September 30, 2025, compared to Year ended September 30, 2024.

The Company generated revenues totaling $10,688,298 and $9,182,407 for the years ended September 30, 2025 and September 30, 2024, respectively. Booked revenue increased in 2025 compared to 2024 as work progressed on our new government funded contracts. Cost of revenue increased from $7,069,226 to $7,488,342 for the years ended September 30, 2024 and 2025, respectively. Cost of revenue consists of engineering and machining labor, benefits and payroll tax expenses, material costs, and subcontract costs and overhead associated with contracts. Contracts in 2025 involved more labor and subcontractors than in the previous year, therefore, some costs as a percentage of billing (allowable under contract) increased in 2025.

Operating expenses consist of research and development expenses and general and administrative expenses. Research and development expenses totaled $2,597,467 and $2,669,166 for the years ended September 30, 2025 and 2024, respectively, a decrease of $101,699, as the Company deployed its skilled engineers and machinists in fulfilling the government contracts. Research and development payroll remained consistent between the two years while the overall decrease in research and development spending was due to a decrease in spending of approximately $18,000 in travel for consultants, $14,000 in generic software and the balance of the reduction was due to lower costs in the internal machine shop General and Administrative expense totaled $3,164,253 and $2,387,796 for the years ended September 30, 2025 and 2024, respectively. Overall spending increased specifically in administrative payroll, taxes and benefits ($355,080), facilities ($93,008) and professional fees ($323,711).

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The Company’s expenses in 2025 included a staff of 53 full time, primarily technical employees (mostly engineers, three full time CNC machinists, welder, six technicians, an office director, office manager, HR specialist, two administrative assistants, IT engineer, electrician, interns, and Company management including CEO, CTO, SVP of Corporate Development, VP of Operations, two Chief Engineers, and two Program Managers). Expenses include salaries, overhead, and also maintenance of a CNC machine shop and two AC motoring dynamometer test cells. The Company incurs significant expense in machining outsourced parts to support its prototype development efforts.

For the years ended September 30, 2025 and 2024 other income totaled $1,274,778 and $1,421,575, respectively. This decrease was due entirely to reductions in interest rates on our holdings in US Treasury Bills and other interest-bearing accounts, which increased from $26,238,160 at September 30, 2024 to $29,198,361 at September 30, 2025.

As a result of the foregoing, our net loss was $1,292,080 for the year ended September 30, 2025 compared to a loss of $1,524,066 for the year ended September 30, 2024.

Liquidity and Capital Resources

As of September 30, 2025, the Company had $30,153,080 in cash and cash equivalents on hand, compared with $25,436,722 at September 30, 2024, not including restricted cash.

Historical results and cash flows

During the year ended December 31, 2021 the Company received various new development contracts from the DoW, including development contracts with Army Research Labs and Army C5ISR (through a subcontracted relationship), that total $17 million over a three to four-year period if fully executed. In 2022, the Company signed additional contracts with the DoW totaling $2 million, that would be executed over a two to three-year period. Building on a Phase II SBIR program executed in 2021, in September 2023 the Company was awarded a three-year $35 million contract to support engine and hybrid power system development. The contract was awarded by AFWERX, a Technology Directorate within the Air Force Research Laboratory, in partnership with AFLCMC, the U.S. Air Force Life Cycle Management Center. Aside from these revenue streams, LiquidPiston is relying on fundraising, including recent Regulation A and Regulation Crowdfunding offerings and private placements of equity securities for its continued operations.

Revenue from government contracts for the year ended September 30, 2025, was higher than the year ended September 30, 2024, as work on contracts with the DoW and the Army progressed and LiquidPiston successfully met milestone arrangements in the contracts. LiquidPiston continues to seek additional government development funding.

Equity Issuances

In March of 2022 the company authorized and implemented a ten for one split of its common stock.

In August of 2024, we commenced an offering pursuant to Regulation Crowdfunding (the “2024 Regulation CF Offering”) to raise up to $5 million, with an initial purchase price of $11.50 per share, plus transaction fees of 2.5% per investment. The offering utilized a crowdfunding special purpose investment vehicle (SPV) ‘LiquidPiston 2024 Reg CF SPV, LLC’ that was created with the purpose to acquire, hold and dispose of Company securities. Investors in this offering will own membership interests in the crowdfunding SPV while the SPV will own the corresponding common stock issued by the Company. As of September 30, 2024, the offering was fully subscribed and was no longer accepting new investments. Subsequent to September 30, 2024, the Company issued 251,558 common stock shares for gross proceeds of $2,780,171.00.

Indebtedness

On June 10, 2020, LiquidPiston, Inc. was approved for and issued a Loan Authorization and Agreement by the SBA for an Economic Injury Disaster Loan (“EIDL”) in the amount of $150,000 to use as working capital to alleviate economic injury sustained due to COVID-19. Repayment began in July 2021 with a 30-year term. Interest will accrue at 3.75% per year and will only accrue on funds actually advanced from the date of each advance, with fund disbursement at the discretion of SBA Counsel. This debt is collateralized with Company assets.

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Trend Information

LiquidPiston’s long-term business prospects are shaped by key industry trends: vehicle electrification, the global transition to low/no-carbon fuels, and the U.S. Department of War’s (DoW) and our allies’ need for adoption of advanced powertrain technologies for mobile power and propulsion systems, particularly for Uncrewed Aerial Systems (UAS) and to provide increasing amounts of operational energy to the warfighters in contested logistics environments.

With respect to vehicle electrification, we recognize and support the imperative to electrify as many vehicles (land, air, and marine) as quickly as makes economic, environmental, and functional sense. The fact is that fossil fuel has approximately 50 times the energy density of today's best batteries so the battery maturation curve will take many decades to even get close. Also, the energy balance and CO2 production associated with mining and processing of raw materials and production of batteries is not inconsiderable and affects the well/earth-to-scrap/recycle CO2 breakeven time for a car especially if the source of electrons is coal, oil, or gas (i.e., non-renewables). The distribution and storage infrastructure for fossil and blended fossil/renewable fuels is in place; the charging network for all-electric vehicles is not. As a result, we believe, realistically, getting to renewables and low/no carbon fuels as the major source of electric energy will take a very long time.

For this indefinite period of time (many decades), we believe that fossil fuels as well as an increasing amount of low carbon fuels are going to be used for a major percentage of transportation vehicles, and Hybrid Electric Vehicles (“HEVs)” will be a significant share of electrified land vehicles even as several countries are putting in place mandates to force this to happen.1

The projected large and rapidly growing HEV share of vehicle propulsion technology presents an opportunity for LiquidPiston to provide efficient, multi-fuel, power-dense internal combustion engines to enable such future HEVs. In addition, fossil fuel-based propulsion and power generation is likely to remain dominant not just in the United States, but also in many developing countries for a long time due to infrastructure and economic constraints. LiquidPiston’s technology provides an opportunity to field a smaller, more efficient internal combustion engine (ICE) which is proven to be able to use diesel, gasoline, jet fuel, kerosene, propane, and hydrogen and can likely be adapted to work on natural gas, renewable natural gas and other low-carbon fuels. This positions LiquidPiston to be a key technology provider anywhere that lightweight efficient engines are useful as range extenders and auxiliary power units (APUs) not only for land vehicles but also aircraft and marine vehicles.

Outside of automotive transportation, there are major industry and government initiatives underway in many countries to develop new generations of electric and hybrid electric aircraft in order to capture the benefits of electrically-powered vertical take-off and landing propellors and quieter operation in populated areas or military theaters. Based on market and customer requirements and feedback to-date, LiquidPiston believes that many military and high-endurance commercial drones will need to go the HEV route because a) the application and/or use case constraints dictate eVTOL (electric Vertical Take-Off & Landing) capabilities and b) hydrocarbon fuels are significantly more energy-dense than batteries. Urban Air Mobility (“sky cabs”)2 is an emerging new category of urban area transportation vehicles with numerous startups and established aviation and automotive players investing to develop potentially viable solutions with the goal of services being commercially available in some metropolitan areas during this decade. The expectation is there will be some short haul all-electric city “sky cabs” in the future but the serious short-to-regional aircraft players will be hybrid electric for range and safety reasons. If an ICE can come close to small gas turbine power density, is 3- 4 times more efficient, and can use diesel or jet fuels, why not drive the usage of the more efficient technology, thereby saving fuel costs and reducing CO2 in the process? With respect to larger aircraft, as mentioned above, we are pursuing opportunities for our technology to enable much more efficient on-board auxiliary power which reduces overall fuel consumption and if used as an in-flight supplemental power unit can enable optimization of the main engines (i.e., smaller, less fuel because they are not supplying needs such as auxiliary power or air conditioning). Hybrid electric propulsion is going to be an enabling and enduring aspect of aviation electrification especially for small-to-medium size aircraft.

We anticipate that hybrid electric power generation configurations will become prevalent in many applications because it will make functional and economic sense even if government policy priorities with respect to environmental and climate change considerations change. Consider, for example, hybrid electric portable generators (hybrid in the sense that the engine and generator charge a battery which then powers the electronics of whatever system is being powered). LiquidPiston’s engine technology enables manufacturers to produce smaller and more efficient generators and other hybrid power systems.

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1 See https://www.eia.gov/todayinenergy/detail.php?id=65384#:~:text=About%2022%25%20of%20light%2Dduty,in%20the%20luxury%20vehicle%20market.

2 See https://www.marketresearchfuture.com/reports/urban-air-mobility-market-7685

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The tariffs introduced in 2025 are creating economic and supply chain uncertainty. As the US DoW is our primary initial customer and initial indications are that the administration and Congress intend to increase military spending, we believe that we are well positioned to continue to secure technology development contracts and, with partners, compete for initial product procurement contracts because:

•	Our compact, heavy fuel-capable engines can power an array of smaller, lighter military reconnaissance, tactical, and logistics systems needs in increasingly distributed, always-on-the-move military environments. Providing operational energy to the warfighter edge in contested logistics scenarios is recognized as a critical requirement.

•	We are a domestic US technology company, which fits the US strategic need for a secure industrial base.

The tariff situation and the current US Administration’s policy and organizational changes may delay future DoW program initiatives or decisions on existing programs which could negatively impact LiquidPiston’s future or current contracts. With respect to our supply chain, we are still in the advanced product development phase and with our in-house machine shop can make most of our own prototype parts and have US-based suppliers for the manufacturing of other parts. As we are not currently engaged in volume production, the tariff-related cost impact on prototype materials and components does not currently have a significant impact on our financials, though the current situation is highly dynamic. As we and/or our future licensee/OEM partners gear up for volume production, tariff-induced cost increases may impact the cost of goods sold. However, that will also be true for competitive suppliers and, with our unique technology advantages, we will continue to focus on customer use cases where our engines and power systems can deliver high-value new capabilities (e.g., 60%+ size/weight reduction in military portable electric generators, heavy fuel propulsion systems for UAVs) or significantly decrease logistics cost and risk (e.g. Effectively providing operational energy to the warfighter edge where/when needed).

Some of our balance of plant component or sub-system suppliers may use materials and components from countries subject to US sanctions or other restrictions, which we closely monitor and disclose to our DoW customers when such materials are used in our prototypes and demonstration products. In parallel, we are identifying domestic or other approved sources for those materials and components to incorporate into our products as they continue the industrialization and commercialization-readiness process.

There are some other energy-related trends and country policy decisions which can impact customer demand for LiquidPiston-powered products and systems:

•	The potential increased use of Compressed Natural Gas (CNG), Renewable Natural Gas (RNG), hydrogen, and selected bio-fuels as low carbon fuels. We have demonstrated the use of hydrogen to power a go-kart vehicle demonstrator, as well as propane gaseous fuel, but have yet to test CNG and RNG. We believe, however, that given the design of our combustion chambers and combustion process, there is no reason that we can't efficiently burn CNG, RNG as well as other gaseous fuels. We also believe that liquid biofuels such as Sustainable Aviation Fuel (SAF) will work well with the X-EngineTM architecture, although we have yet to test them. Although such policies vary by country and are often inconsistent within some countries (e.g., the US), over recent decades, there has been a reasonably strong market and government policy push towards more use of CNG, RNG, hydrogen, SAF and other low carbon fuels for numerous applications, including medium-to-long-haul trucking and aviation. Overall, although the timing may be uncertain, any market transition to greater use of low-carbon fuels represents a market opportunity for LiquidPiston and is not a threat.

•	We expect that globally, with periodic pauses and political pushback in some countries, the public concern with respect to mitigating and reducing Greenhouse Gas (GHG) emissions will continue resulting in more stringent emissions certification standards and impact purchase decisions for fossil fuel energy conversion technologies. The impact from dramatically more efficient ICEs can be enormous with widespread adoption of those more efficient ICEs. Transportation contributes at least 15% of global CO2 production from fossil fuel usage, approximately 25%+ in the US. Out of the approximately 40+ Gigatonnes of fossil fuel CO2 produced annually, at least 6+ Gigatonnes are due to transportation. If LiquidPiston's technology replaced all legacy ICEs used in transportation, we would see a reduction of ~ 2 Gigatonnes of CO2 (which is a 5%+ reduction in global CO2 produced). The CO2 reduction will be greater when you add in distributed power generation, pumps/compressors, powered garden tools, etc. We are not projecting that LiquidPiston’s technology will replace all legacy ICEs, however we do believe that the potential CO2 and other GHG reduction from the use of more efficient ICEs can be a positive factor for LiquidPiston’s marketing and sales efforts going forward in selected countries, depending on those countries’ policies and priorities at the time.

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Finally, with respect to the ramp up of renewable energy sources such as solar and wind, we agree that government policies and technology scale economics will result in a steady increase in renewable’s share of electric power generation, with great disparities between countries and regions. For the electric power generated this way to charge vehicles and other batteries, transmission line capacity and cost-effective grid-scale storage have to be deployed which is a slow, capital-intensive process. The vehicle electrification efficacy of electric energy regardless of source is still limited by the battery vs fuel energy density realities described above. Distributed renewable energy sources will in some instances eliminate or reduce the need for portable gensets which is one of our target application markets; however, fuel-powered gensets will still be required for portable/mobile and temporary applications and locations, as well as locations with limited grid connections or without the resources to build a local renewable electric energy infrastructure.

On the U.S. national security and military front, technology innovation and rapid adoption to maintain military superiority for offensive and defensive purposes is a strategic imperative. The DoW is encouraging and investing in private sector innovation and product development in many areas relevant to LPI’s technology, including:

•	Autonomous (i.e., uncrewed) vehicles, notably Uncrewed Aerial Systems (UAS). For system weight and mission duration purposes, the propulsion and on-board power generation needs to be hybrid electric because the energy density of hydrocarbon fuels is so much greater than battery technologies currently available and projected to be available over the coming decades

•	Smaller, higher power-density electric power generators to provide “Power on the Move” for increasingly distributed, constantly moving military operations which need an increasing amount of operational energy per warfighter in an era of increasingly contested logistics and supply chains

•	Auxiliary power units and supplemental power units for crewed vehicles and to support an increasing array of tactical and support systems, all of which require increasing amounts of energy to operate

LPI’s engine and power system technology are a good fit for these and other DoW technology initiatives, as demonstrated by the Company’s recent DoW development contracts.

COVID-19

As a result of the COVID-19 pandemic, certain macro-economic trends that are worthy to note include inflation, which was higher than normal with the peak at 9.1% in June 2022, and a general shortage in the labor market, which will make hiring a challenge. While the rate of inflation cooled down significantly to around 3.0% in September 2025, the shortage in the labor market remains an issue. These are challenges that all companies are faced to different degrees, and the Company is taking steps to mitigate.

Item 3. Directors, Executive Officers and Significant Employees

The Company’s officers and directors are as follows. The Company does not currently employ any “significant employees” as defined by the Commission.

Name	Position	Age	Term of Office	Approximate hours per week
Executive Officers:
Alexander Shkolnik	Co-Founder, President, Treasurer, Secretary	44	January 15, 2011 (1)	Full-time/40 hours
Nikolay Shkolnik	Co-Founder and Vice President	72	June 21, 2004	Full-time/40 hours
Per Suneby	SVP of Corporate Development	75	May 4, 2016 (2)	Full-time/40 hours
Directors:
Alexander Shkolnik	Director	44	June 21, 2004
Nikolay Shkolnik	Director	72	June 21, 2004
Per Suneby	Director	75	March 1, 2016

(1)	Date on which Alexander Shkolnik became the full-time CEO of the Company. Alexander was a co-founder of the Company in 2004 and worked part-time until 2011.
(2)	Date on which Per Suneby assumed the SVP role as a consultant in the Company. Per has been intermittently involved in LiquidPiston since 2008 in various capacities, including as a Board member and advisor. January 2, 2025, Per Suneby joined LiquidPiston as a full-time employee, SVP of Corporate Development.

11

Alexander Shkolnik, CEO, President and Director

Alexander Shkolnik co-founded LiquidPiston in 2004 and has been the CEO and President of the Company since 2011. He has managed teams of engineers in both academic and startup environments. He is co-inventor of the X-EngineTM, and as CEO he is responsible for business partnerships and setting the strategic direction of the Company. He has 26 publications, and 37 issued / 11 pending patents. Prior to joining the Company, Alexander was a Postdoctoral Research Scientist at the Massachusetts Institute of Technology (MIT) (2010-2011), and prior to that he was a Research Assistant at MIT in the Robot Locomotion Group, part of the Computer Science and Artificial Intelligence Lab (CSAIL) at MIT. Alexander was a National Science Foundation (NSF) Graduate Research Fellow (2003-2006), and an NSF/JSPS EAPSI fellow (2007). He holds BS and MS degrees in Computer Science and Mathematics, as well as a BS in Neuroscience and Behavioral Biology from Emory University. He conducted his Master’s thesis research at the NeuroEngineering lab at Georgia Tech (joint program with Emory). He also holds a PhD in Computer Science/Artificial Intelligence from MIT. Alexander is the son of Nikolay Shkolnik.

Nikolay Shkolnik, CTO, Vice President and Director

Nikolay Shkolnik co-founded LiquidPiston in 2004 and has been its CTO and Vice President of Research and Development. Nikolay leads the innovation group within LiquidPiston, and helps set technical direction, and also manages the Company’s patent portfolio. He is an experienced clean energy program manager and innovator, with expertise in leading engineering and scientific teams toward the solutions of complex technical problems. Prior to LiquidPiston, Nikolay worked as the Clean Energy Program Director from 2001 until 2006 at GEN3, a Company that teaches and practices TRIZ (Russian acronym for “Theory of Inventive Problem Solving”). At GEN3, Nikolay helped companies solve challenging engineering problems using the TRIZ methodology, a systematic approach to innovation. Prior to GEN3, Nikolay was a Senior Engineer in the Value Analysis group of Milton Bradley. He also operated two startups, Quest Systems and EosSystems from 1986-1992. Prior to that, he was a Sr. Nuclear Physicist at ABB/Combustion Engineering, 1983-1986. He holds patents in a variety of fields focusing on clean energy, including super-capacitors, fuel cells, and engines. He was awarded the Motorola award for Creativity. He completed coursework towards a degree in Thermodynamics from Kiev Polytechnic Institute before moving to the United States, then finished his studies obtaining an MS and PhD in Physics from University of Connecticut. Nikolay is the father of Alexander Shkolnik.

Per Suneby, Senior VP of Corporate Development and Director

Per Suneby joined the Company in 2016 on a half-time basis as Senior Vice President in charge of Corporate Development, and went full time with the Company in January of 2025. From 2018 to 2023 Per also served as part-time SVP of Corporate Development and as a director of Statum Systems, Inc. a company that develops secure messaging services solutions for the health care industry. Per is also the co-founder (in 2015) and Managing Director of Sternhill Associates, a company that provides management consulting and advisory services to young innovation companies. Previously, he was an Entrepreneur-in-Residence and Venture Partner with Flagship Ventures. He was a founding Clean Energy Fellow in 2008, sponsored by the Northeast Clean Energy Council to be immersed in clean energy technologies and government/industry dynamics in order to bring experienced startup executives into the emerging Northeast clean energy cluster. He has a BASc degree in electrical engineering from the University of British Columbia and an MBA from Harvard Business School.

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2025, we compensated our three highest paid executive officers and directors as follows:

Name	Capacities in which compensation was received	Cash compensation ($)		Other compensation ($)	Total compensation ($)
Alexander Shkolnik	CEO/President	$311,866.76	(1)	$0	$311,866.76

Nikolay Shkolnik	CTO/Vice President	$286,000	(1)	$0	$286,000

Per Suneby	SVP of Corporate Development, Director	$198,537.11	(1)	$0	$198,537.11

(1)	Cash compensation for Alexander Shkolnik. Nikolay Shkolnik and Per Suneby includes salary, Company contribution to their 401(k) retirement accounts, and Company contribution to their flexible spending accounts.

12

For the fiscal year ended September 30, 2025, we did not pay our directors any cash compensation for their board representation.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets out, as of September 30, 2025, the securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of each class of the Company’s voting securities, or having the right to acquire those securities.

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable		Percent of class

Common (2)	Alexander Shkolnik	8,726,997	8,700,142	(3)	89.25%
Common	Nikolay Shkolnik	121,400	–		0.74%
Common	All executive officers and directors as a group (3 people in group)	8,850,191	8,700,142		89.88%
Series Seed-1 Preferred	Colle Capital Partners I LP	22,506			27.73%
Series Seed-1 Preferred	David Cohen	45,012			55.47%
Series Seed-1 Preferred	Henry Zachs	9,739			11.10%
Series Seed-1 Preferred	All executive officers and directors as a group (3 people in group)	0	0		0

(1)	The address for all beneficial owners is 1292a Blue Hills Avenue, Bloomfield, CT 06002.
(2)	Alexander is the co-founder and CEO of LiquidPiston. The shares shown include stock held in family trusts, as well as shares that Alexander has a Voting Proxy for.
(3)	Represents shares issued in Regulation Crowdfunding and Regulation D and Regulation A offerings in which the investors granted Alexander Shkolnik, as CEO of the Company, an irrevocable proxy to vote their shares.

Item 5. Interest of Management and Others in Certain Transactions

We have not entered into any transactions in which the management or related persons have an interest in outside of the ordinary course of our operations.

Item 6. Other Information

None.

13

Item 7. Financial Statements

LiquidPiston, Inc.

Financial Statements

For the Years Ended

September 30, 2025 and 2024

And Independent Auditors’ Report

14

Bennett & Company, PC

Certified Public Accountants

34 Jerome Avenue

Bloomfield, CT 06002

(860) 243-3333

Fax: 726-1111

INDEPENDENT AUDITORS’ REPORT

December 30, 2025

The Stockholders and Board of Directors

LiquidPiston, Inc.

Bloomfield, Connecticut

We have audited the accompanying financial statements of LiquidPiston, Inc. (a Delaware corporation), which comprise the balance sheets as of September 30, 2025 and 2024, and the related statements of operations, changes in stockholders’ equity and cash flows for the years ended September 30, 2025 and 2024, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LiquidPiston, Inc. as of September 30, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of LiquidPiston, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about LiquidPiston Inc.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

15

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of LiquidPiston’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Liquid Piston ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Certified Public Accountants

16

LiquidPiston Inc and Affiliate

Consolidated Balance Sheets

September 30, 2025 and 2024

	For the Years Ended September 30,
	2025	2024
ASSETS
Current Assets
Cash and Equivalents	$30,153,080	$25,436,722
Restricted Cash	–	1,519,783
Accounts Receivable	619,261	1,094,165
Deferred Charges and Costs	2,344,035	2,949,184
Prepaid Expenses	197,017	256,003
Total Current Assets	33,313,393	31,255,857
Property and Equipment, Net of Accumulated Depreciation	2,092,485	681,749

Other Assets
Patents, Less Accumulated Amortization	1,734,810	1,352,873
Land	537,907	–
Deposits	7,933	7,933
Total Other Assets	2,280,650	1,360,806
TOTAL ASSETS	$37,686,528	$33,298,412
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts Payable	$265,489	$144,102
Deferred Revenue	6,688,228	5,625,788
Current Portion of Lease Liability	104,240	95,842
Accrued Taxes and Expenses	58,095	113,885
Current Portion of Long Term Debt	3,498	3,370
Total Current Liabilities	7,119,550	5,982,987

Long Term Liabilities
Notes Payable, Net of Current Portion	134,031	137,836
Lease Liability, Net of Current Portion	23,575	127,815
Total Long Term Liabilities	157,606	265,651
Total Liabilities	7,277,156	6,248,638
Stockholders' Equity
Common Stock $0.00001 par value per share; 25,000,000 shares authorized and 19,524,862 and 19,075,826 issued and outstanding at September 30, 2025 and 2024, respectively.	685	243
Series Seed-1 Preferred Stock $0.00001 par value per share; 200,000 shares authorized; 82,258 shares issued and outstanding at September 30, 2025 and 2024, respectively.	1,063,591	1,063,591
Additional Paid-In-Capital	55,794,416	51,095,502
Treasury Stock	(47,677)
Accumulated Deficit	(26,401,643)	(25,109,562)
Total Stockholders' Equity	30,409,372	27,049,774
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$37,686,528	$33,298,412

See accompanying notes and independent accountants' review report.

17

LiquidPiston Inc and Affiliate

Consolidated Statements of Operations

For the Years Ended September 30, 2025 and 2024

	For the Years Ended September 30,
	2025	2024

Revenue	$10,688,298	$9,182,407
Cost of Revenue	7,488,342	7,069,226
Gross Profit	3,199,956	2,113,181
Operating Expenses
Research and Development	2,597,467	2,669,166
General and Administrative	3,164,253	2,387,796
Total Operating Expenses	5,761,720	5,056,962
Loss from Operations	(2,561,764)	(2,943,781)
Other Income (Expense)
Interest and Other Income	1,274,778	1,421,575
Interest Expense	(5,095)	(1,860)
Total Other Income	1,269,683	1,419,715
Net Loss	$(1,292,081)	$(1,524,066)
Net Loss Per Common Share - Basic and Diluted	$(0.07)	$(0.08)
Weighted Average Number of Common Shares Outstanding	$19,300,344	$18,865,214

See accompanying notes and independent accountants' review report.

18

LiquidPiston, Inc.

Statements of Changes in Stockholders' Equity (Deficit)

For the Years Ended September 30, 2025 and 2024

	Common Stock		Series Seed-1 Preferred		Additional Paid-In	Retained Earnings		Available Options
	Shares Issued	Total	Shares Issued	Total	Capital	(Deficit)	Net Equity	and RSU
Balance 9/30/2023	17,715,054	$227	82,258	$1,063,591	$41,542,546	$(23,585,496)	$19,020,870	577,510
Options and RSUs Issued	–	–	–	–	–	–	–	(57,000)
Options Forfeited	–	–	–	–	–	–	–	28,000
Options Exercised	6,500	2	–	–	2,695	–	2,697	–
Stock Compensation	–	–	–	–	48,785	–	48,785	–
Common Stock Offering	1,354,272	14	–	–	11,447,383	–	11,447,397	–
Issuance Cost	–	–	–	–	(1,945,907)	–	(1,945,907)	–
Net Loss	–	–	–	–	–	(1,524,066)	(1,524,066)	–
Balance 9/30/2024	19,075,826	$243	82,258	$1,063,591	$51,095,502	$(25,109,562)	$27,049,776	548,510
Options and RSUs Issued	–	–	–	–	–	–	–	(137,000)
Options Forfeited	–	–	–	–	–	–	–	32,014
Options Exercised	9,800	10	–	–	881	–	891	–
Stock Compensation	–	–	–	–	147,218	–	147,218	–
Common Stock Offering	443,661	436	–	–	4,599,474	–	4,599,910	–
Issuance Cost	–	–	–	–	(48,659)	–	(48,659)	–
Treasury Stock	(4,425)	(4)	–	–	–	–	(47,677)	–
Net Loss	–	–	–	–	–	(1,292,081)	(1,292,081)	–
Balance 9/30/2025	19,524,862	$685	82,258	$1,063,591	$55,794,416	$(26,401,643)	$30,409,378	443,524

See accompanying notes and independent accountants' review report.

19

LiquidPiston, Inc. and Affiliate

Consoldiated Statements of Cash Flows

For the Years Ended September 30, 2025 and 2024

	For the Years Ended September 30,
	2025	2024

Operating Activities
Net Loss	$(1,292,081)	$(1,524,066)
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and Amortization	189,369	211,408
Stock Compensation	147,218	48,785
Lease Expense	96,354	90,434
Changes in Current Assets and Liabilities
Accounts Receivable	474,904	132,445
Deferred Charges and Costs	605,149	(607,363)
Prepaid Expenses and Other	58,986	(167,041)
Deferred Revenue	1,062,440	4,587,319
Accounts Payable, Accrued Expenses and Other	65,568	51,128
Net Cash Provided by Operating Activities	1,407,907	2,823,049
Investing Activities
Purchase of Property and Equipment	(2,220,130)	(246,892)
Purchase of Intangible Assets	(442,498)	(270,291)
Net Cash Used by Investing Activities	(2,662,628)	(517,183)
Financing Activities
Proceeds from the Sale of Stock	4,550,815	9,552,971
Repayment of Lease Liability	(95,842)	(90,196)
Repayments of Long Term Debt	(3,677)	(7,643)
Net Cash Provided by Financing Activities	4,451,296	9,455,132
Net Increase in Cash	3,196,575	11,760,998
Cash and Equivalents - Beginning of Period	26,956,505	15,195,507
Cash and Equivalents - End of Period	$30,153,080	$26,956,505

Supplemental disclosure of Cash Flow Information
Interest paid	$5,095	$1,860
Taxes paid	$–	$–

See accompanying notes and independent accountants' review report.

20

LiquidPiston, Inc. and Affiliates

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

1.	Nature of Organization and Operations

LiquidPiston, Inc. (“LiquidPiston” or the “Company”) was incorporated in the State of Delaware on June 21, 2004, and maintains its headquarters and physical plant in Bloomfield, Connecticut.

LiquidPiston develops advanced rotary engines based on the Company’s patented thermodynamic cycle and engine architecture.

To date, the Company has raised a total of approximately $56,700,000 in net proceeds from the sale of both Common and Preferred Stock.

The Company is subject to a number of risks similar to other technology-oriented companies in the current stage of its life cycle including, but not limited to, the need to obtain adequate additional funding, possible failure of discovery testing or development studies, the need to obtain governmental approval for its product candidates, competitors developing new or superior technological innovations, the need to successfully commercialize and gain market acceptance of any of the Company’s products that are approved, and protection of proprietary technology. If the Company does not successfully commercialize any of its products, obtain additional revenues from contracted services, or mitigate any of these other risks, it will be unable to generate sufficient revenue or achieve profitability which could ultimately result in the complete loss of stockholders’ investments and the closing of the Company.

After posting profits in the previous two fiscal years, the Company reported losses in the fiscal years ended September 30, 2025 and 2024. This is due primarily to cost overruns on a contract that the Company completed during the fiscal year ended September 30, 2025. Company’s current operating plan indicates that new research and development and consulting contracts will be essential to funding the completion of its ongoing research and development activities. Management expects the results of operations to be near breakeven for the next several years. The Company might need to raise additional funds to further advance its research and development programs, commence additional development projects and operate its business and meet its obligations as they come due. The Company is pursuing financing alternatives, which include convertible debt agreements and permanent equity financing. However, additional financing or equity raises may not be available to the Company in the necessary time frame, in amounts that the Company requires, on terms that are acceptable to the Company, or at all. If the Company is unable to raise the necessary funds when needed or reduce spending on currently planned activities, it may not be able to continue the development of its product candidates or the Company could be required to delay, scale back, or eliminate some or all its development programs and other operations which will materially harm its business, financial position and results of operations.

2.	Summary of Significant Accounting Policies

Variable Interest Entities

On July 17, 2024, the Company entered into an arrangement with a special purpose entity, LiquidPiston 2024 Reg CF SPV, LLC (“LPSPV”), which was formed to serve as a crowdfunding vehicle pursuant to Rule 3a-9 under the Investment Company Act of 1940, as amended.

Management of the Company has determined that LPSPV is a variable interest entity and that the Company is the primary beneficiary of LPSPV because, based on its design, the Company has the power to direct the activities of LPSPV that most significantly impact LPSPV’s economic performance.

21

LiquidPiston, Inc. and Affiliates

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

The Company has no ownership interest in LPSPV. The Company pays for all of the operating expenses of LPSPV. LPSPV acquires, holds and disposes of securities issued by the Company. Investors contribute money to LPSPV through a crowdfunding platform. These funds are held in an escrow account by the crowdfunding platform, which distributes the funds to the Company in exchange for the Company’s stock.

The only asset of LPSPV is the Investment in LiquidPiston, which is eliminated in consolidation. The LPSPV has no liabilities as September 30, 2025.

On February 28, 2025 the Company created a single member LLC, Liquid Piston Real Estate, LLC. The LLC was formed to purchase the building and land at 980 South Street, Suffield, Connecticut. Once the building is fully adapted to LiquidPiston’s needs, the Company plans to move its operations from its current facility in Bloomfield, Connecticut. The accompanying financial statements include the results of operations, assets and cash flows of LiquidPiston Real Estate, LLC. The LLC has no liabilities as of September 30, 2025.

Principles of Consolidation

The consolidated financial statements include the accounts of LiquidPiston, Inc., LiquidPiston 2024 Reg CF SPV, LLC and LiquidPiston Real Estate, LLC. All significant intercompany transactions and balances have been eliminated.

Basis of Presentation

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from those estimates.

Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. Estimates are used in the following areas, among others: revenue recognition, prepaid and accrued research and development expense, stock-based compensation expense and income taxes. To the extent that there are material differences between these estimates and actual results, the Company’s financial condition or operating results will be materially affected.

Cash and Cash Equivalents / Concentrations of Credit Risk

The Company considers all short-term, highly liquid investments with original maturities of ninety (90) days or less to be cash and cash equivalents. Cash and cash equivalents consist of all cash on hand and US Treasury backed money market funds with original maturities of three (3) months or less at the time of purchase. The Company considers its money market funds to be Level 1 instruments as discussed below.

Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with high credit quality financing institutions and monitors credit risk with individual financial institutions and issuers which, at times, may exceed federally insured limits. The Company has not experienced any losses in such amounts and does not believe it is exposed to any significant credit risk with respect to the Company’s cash and cash equivalent balances.

Major customers – 100% of revenue earned for the years ended September 30, 2025 and 2024 was the result of contracts with the United States Army and the United States Air Force.

22

LiquidPiston, Inc. and Affiliates

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

Research and Development

Research and development costs are expensed as incurred. Research and development expenses consists of (i) employee-related expenses, including salaries, benefits, travel, and stock-based compensation expenses; (ii) external research and development expenses incurred under arrangements with third parties, such as contract research organizations and consultants; and (iii) the cost of tools and materials needed in the research and development process.

Patents

Costs incurred in connection with the application for and issuances of patents are initially recognized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized using the straight-line method over twenty years, which is the shorter of their estimated useful lives and periods of contractual rights. On an annual basis, the Company initiates an impairment analysis test. When this test indicates the potential for impairment, a fair value assessment is performed, and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions.

Revenue Recognition

The Company adopted ASC 606 and applied the modified retrospective method of adoption. The entirety of our revenue is generated from long-term contracts with the U.S. Government for the research, design, development, manufacture, integration and sustainment of advanced technology systems, products and services. The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Company provides its products and services under fixed price contracts.

Under fixed-price contracts, the Company agrees to perform the specified work for a pre-determined price. To the extent our actual costs vary from the estimates upon which the price was negotiated, the Company will generate more or less profit or incur a loss.

The Company evaluates the products or services promised in each contract at inception to determine whether the contract should be accounted for as having one or more performance obligations. The products and services in our contracts are typically not distinct from one another due to their complex relationships and the significant contract management functions required to perform under the contract. Accordingly, our contracts are typically accounted for as one performance obligation. Significant judgment is required in determining performance obligations, and these decisions could change the amount of revenue and profit recorded in any given period.

At the inception of a contract, the Company estimates the transaction price based on its current rights and does not contemplate future modifications (including unexercised options) or follow-on contracts until they become legally enforceable. Contracts are often subsequently modified to include changes in specifications, requirements or price, which may create new or change existing enforceable rights and obligations. Depending on the nature of the modification, the Company considers whether to account for the modification as an adjustment to the existing contract or as a separate contract. Generally, modifications to our contracts are not distinct from the existing contract due to the significant integration and interrelated tasks provided in the context of the contract. Therefore, such modifications are accounted for as if they were part of the existing contract and recognized as a cumulative adjustment to revenue.

For contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation based on the estimated standalone selling price of the product or service underlying each performance obligation. The standalone selling price represents the amount the Company would sell the product or service to a customer on a standalone basis (i.e., not bundled with any other products or services). Our contracts with the U.S. Government are subject to the Federal Acquisition Regulations (“FAR”) and the price is typically based on estimated or actual costs plus a reasonable profit margin. As a result of these regulations, the standalone selling price of products or services in our contracts with the U.S. Government are typically equal to the selling price stated in the contract.

23

LiquidPiston, Inc. and Affiliates

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

The Company recognizes revenue as performance obligations are satisfied and the customer obtains control of the products and services. In determining when performance obligations are satisfied, the Company considers factors such as contract terms, payment terms and whether there is an alternative future use of the product or service. Substantially all of our revenue is recognized over time as the Company performs under the contract because control of the work in process transfers continuously to the customer. For most contracts with the U.S. Government, this continuous transfer of control of the work in process to the customer is supported by clauses in the contract that give the customer ownership of work in process and allow the customer to unilaterally terminate the contract for convenience and pay the Company for costs incurred plus a reasonable profit. For performance obligations to deliver products with continuous transfer of control to the customer, revenue is recognized based on the extent of progress towards completion of the performance obligation, generally using the percentage-of-completion cost-to-cost measure of progress for our contracts because it best depicts the transfer of control to the customer as the Company incurs costs on its contracts. Under the percentage-of-completion cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs to complete the performance obligation(s). For performance obligations to provide services to the customer, revenue is recognized over time based on costs incurred or the right to invoice method (in situations where the value transferred matches our billing rights) as our customer receives and consumes the benefits.

For performance obligations in which control does not continuously transfer to the customer, the Company recognizes revenue at the point in time in which each performance obligation is fully satisfied. This coincides with the point in time the customer obtains control of the product or service, which typically occurs upon customer acceptance or receipt of the product or service, given that we maintain control of the product or service until that point.

For arrangements with the U.S. Government, the Company generally does not begin work on contracts until funding is appropriated by the customer. Billing timetables and payment terms on our contracts vary based on a number of factors, including the contract type. Typical payment terms under fixed-price contracts with the U.S. Government provide that the customer pays either performance-based payment (“PBP”) based on the achievement of contract milestones or progress payments based on a percentage of costs the Company incurs. The Company recognizes a liability for payments in excess of revenue recognized, which is presented as a contract liability on the balance sheet, we recognize an asset for revenues recognized in excess of billings as a contract asset on the balance sheet. The portion of payments retained by the customer until final contract settlement is not considered a significant financing component because the intent is to protect the customer from our failure to adequately complete some or all of the obligations under the contract. Payments received from customers in advance of revenue recognition are not considered to be significant financing components because they are used to meet working capital demands that can be higher in the early stages of a contract.

Advertising

Advertising costs are expensed as incurred and included in general and administrative expense on the statements of operations. Total advertising costs for the years ended September 30, 2025 and 2024, were $137,249 and $135,716 respectively.

Income Taxes

Income taxes are recorded in accordance with ASC Topic 740, Income Taxes, or ASC 740, which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities and for loss and credit carryforwards using enacted tax rates anticipated to be in effect for the year in which the differences are expected to reverse. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities to a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not that some or all the deferred tax assets will not be realized.

The Company uses financial projections to support its net deferred tax assets, which contain significant assumptions and estimates of future operations. If such assumptions were to differ significantly from actual future results of operations, it may have material impact on the Company’s ability to realize its deferred tax assets. At the end of each period, the Company assesses the ability to realize the deferred tax assets. If it is more likely than not that the Company would not realize the deferred tax assets, then the Company would establish a valuation allowance for all or a portion of the deferred tax asset. See Note 8 – Income Taxes.

24

LiquidPiston, Inc. and Affiliates

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position, as well as consideration of the available facts and circumstances. As of September 30, 2025, and 2024, the Company does not have any uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions, if any exist, in income tax expense.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards to employees in accordance with ASC Topic 718, Compensation – Stock Compensation, or ASC 718. Additionally, the Company accounts for all awards to consultants of the Company in accordance with ASC Topic 505-50, Equity Based Payments to Non-Employees. ASC 718 requires all stock-based payments to employees, including grants of employee stock options and restricted stock, to be recognized in the statements of operations based on their fair values. All the Company’s stock-based awards are subject to time and/or performance based vesting conditions. The Company estimates the fair value of its stock-based awards using an average of the First Chicago option pricing model, which requires the input of assumptions, including (a) the expected stock price volatility, (b) the calculation of expected term of the award, (c) the risk-free interest rate and (d) expected dividends, and the Regulation A offering. The fair value of restricted stock awards is determined based on the Company’s estimated common stock value at the time of grant.

Due to the historical lack of a public market for the trading of the Company’s common stock and a lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The computation of expected volatility is based on the historical volatility of a representative group of companies with similar characteristics to the Company, including stage of product development and life science industry focus. The Company believes the group selected has sufficient similar economic and industry characteristics and includes companies that are most representative of the Company.

The Company uses the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term, as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term for options granted to employees and utilizes the contractual term for options granted to non-employees. The expected term is applied to the stock option grant group, as the Company does not expect substantially different exercise or post-vesting termination behavior among its employee population. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options.

Compensation expense related to awards to employees and consultants of the Company is calculated on a straight-line basis by recognizing the grant date fair value, or re-measured value for consultants over the associated service period of the award, which is generally the vesting term.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued expenses. The Company values cash equivalents using quoted market prices. The fair value of accounts payable and accrued expenses approximates it carrying value because of its short-term nature.

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of the investments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:

•	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date
•	Level 2 – Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly
•	Level 3 – Valuations that require inputs that reflect the Company’s own assumptions that are both significant to the fair value measurement and unobservable

25

LiquidPiston, Inc. and Affiliates

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

To the extent that a valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. There were no transfers within the fair value hierarchy in the years ended September 30, 2025 or 2024. The assets of the Company measured at fair value on a recurring basis as of September 30, 2025, and September 30, 2024 are summarized below:

Fair Value Measurement Using	Level 1	Level 2	Level 3	Total

September 30, 2025 Assets:
Cash and Cash Equivalents	$30,153,080	$–	$–	$30,153,080
Total Assets	$30,153,080	$–	$–	$30,153,080

September 30, 2024 Assets:
Cash and Cash Equivalents	$26,956,505	$–	$–	$26,959,505
Total Assets	$26,956,505	$–	$–	$26,956,505

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for property and equipment, and betterments of property are capitalized and depreciated over the estimated useful life. Expenditures for repairs and maintenance are charged to expense as incurred. The Company provides for depreciation and amortization of assets recorded using the straight-line method over estimated useful lives as follows:

•	Computer and office equipment 5-7 years
•	Machinery 5-7 years
•	Leasehold improvements 15 years
•	Buildings 39 years

Impairment of Long-Lived Assets

Long-lived assets with definite lives are reviewed for impairment whenever changes in events or circumstances indicate their carrying values may not be recoverable. The impairment analyses are conducted in accordance with FASB ASC Topic 360, Property, Plant and Equipment. The recoverability of carrying value is determined by comparison of the asset’s carrying value to its future undiscounted cash flows. When this test indicates the potential for impairment, a fair value assessment is performed, and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, and future economic and market conditions. The Company bases its fair value estimates on assumptions that management believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from these estimates.

Compensated Absences

The Company has not accrued compensated absences because the amount cannot be reasonably estimated.

26

LiquidPiston, Inc. and Affiliates

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

Leases

The Company leases two (2) buildings. The determination of whether an arrangement is a lease is made at the lease’s inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Operating leases are included in operating lease right-of-use (“ROU”) assets, other current liabilities, and operating lease liabilities in our balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company’s leases do not provide an implicit rate, to determine the present value of lease payments, management uses the Company’s incremental borrowing rate based on the information available at lease commencement. Operating lease ROU assets also include any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise the option.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately with amounts allocated to the lease and non-lease components based on stand-alone prices.

None of our lease agreements contain any material residual value guarantees. Our building lease agreements do not include covenants that require us to maintain certain ratios relating to interest coverage and percentage of total debt to equity.

Restricted Cash

Restricted cash as of September 30, 2025 and 2024 consists of $0 and $1,519,783 respectively, held for the potential repurchase of Company stock.

3.	Property and Equipment

Property and equipment consist of the following as of September 30:

	2025	2024
Computer and Office Equipment	$263,923	$127,383
Machinery	$1,423,208	$1,340,548
Building	$1,255,117	$–
Vehicles	$16,775	$–
Right of Use Asset	$420,080	$420,080
Leasehold Improvements	$109,602	$66,702
Total Property and Equipment	$3,488,705	$1,954,713
Accumulated Depreciation	$(1,396,220)	$(1,272,964)
Property and Equipment, Net	$2,092,485	$681,749

27

LiquidPiston, Inc. and Affiliates

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

4.	Long Term Debt

On June 10, 2020, LiquidPiston, Inc. was approved for and issued a Loan Authorization and Agreement by the Small Business Administration (“SBA”) for an Economic Injury Disaster Loan (EIDL) in the amount of $150,000 used all proceeds of this Loan as working capital to alleviate economic injury sustained due to COVID-19. Repayment began twelve (12) months from the date of the promissory note with a 30-year term. Interest accrues at 3.75% per year and will only accrue on funds actually advanced, from the date of each advance, with fund disbursement at the discretion of SBA Counsel. This debt is collateralized with Company assets.

The aggregate amount of long-term debt maturing in each of the succeeding five years is as follows:

2026	$3,498
2027	$3,631
2028	$3,770
2029	$3,914
3030	$4,062
Thereafter	$118,654
$137,529

5.	Common Stock

The Company had 25,000,000 shares of authorized Common Stock as of September 30, 2025 and 2024 with a par value $0.0001.

The Common Stock has the following characteristics:

Voting

The holders of Common Stock are entitled to one vote for each share of common stock held at all meetings of stockholders and written actions in lieu of meetings. As of September 30, 2025 and 2024, 19,526,942, and 8,488,132, respectively, shares of Common Stock issued have voting rights proxied to the CEO.

Dividends

The holders of Common Stock are entitled to receive dividends if and when declared by the Board of Directors. Since the Company’s inception, no dividends have been declared or paid to the holders of Common Stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of Common Stock are entitled to share ratably in the Company’s assets.

28

LiquidPiston, Inc. and Affiliates

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

6.	Series Seed-1 Preferred Stock

The Company had 200,000 shares of authorized Series Seed-1 Preferred Stock, as of September 30, 2025 and 2024.

The Preferred Series Seed 1 Stock has the following characteristics:

Voting

Each holder of outstanding shares of Series Seed-1 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Dividends

The holders of Series Seed-1 Preferred Stock are entitled to receive dividends, if and when declared by the Board of Directors. Since the Company’s inception, no dividends have been declared or paid to the holders of Common Stock.

Liquidation, dissolution or winding up

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the holders of the Series Seed-1 Preferred Stock have first priority to be paid an amount equal to the greater of (i) the Series Seed-1 Preferred Stock issuance price plus dividends declared or (ii) such amounts that would have been owed to the Series Seed-1 Preferred Stock holders if the Series Seed-1 Preferred Stock shares had been converted to Common Stock of the Company prior to the liquidation event. Following payments to the Series Seed-1 Preferred Stock shareholders, all remaining assets of the Company will be distributed to the Common Stock shareholders on a pro rata basis.

Conversion

Each share of Series Seed-1 Preferred Stock is convertible in a 10:1 ratio, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as defined in the Company’s Amended and Restated Certificate of Incorporation.

7.       Stock-Based Compensation

In 2016, the Company’s Board of Directors adopted, and the stockholders approved, the LiquidPiston, Inc. 2016 Stock Option and Grant Plan (the “2016 Plan”). The 2016 Plan provides for the issuance of incentive awards up to 2,000,000 shares of common stock to officers, employees, consultants, and directors. Effective with the 10:1 stock split, the options granted before the March 2022 split, will receive 10 shares of Common Stock for each stock option.

Stock Options and Restricted Stock Units

The options granted generally vest over 36-48 months. Under the 2016 Plan, options generally vest in installments of 25% at the one-year anniversary and, thereafter, in equal monthly installments after the one-year anniversary date, subject to the employee’s or consultant’s continuous service with the Company. The options generally expire seven (7) years after the date of grant. The fair value of the options at the date of grant is recognized as an expense over the requisite service period.

29

LiquidPiston, Inc. and Affiliates

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

During the year ended September 30, 2025, zero (0) option awards were granted. During the year ended September 30, 2025, 32,014 stock options were forfeited, and 137,000 restricted stock units were granted. On September 30, 2025, 443,524 shares were reserved for issuance under the 2016 Plan. Stock compensation expense totaled $147,218 for the year ended September 30, 2025.

During the year ended September 30, 2024, zero (0) option awards were granted. During the year ended September 30, 2024, 57,000 restricted stock units were granted. On September 30, 2024, 548,510 shares were reserved for issuance under the 2016 Plan. Stock compensation expense totaled $48,785 for the year ended September 30, 2024.

The following table summarizes the stock option and Restricted Stock Unit activity during the years:

Balance September 30, 2024	548,510
RSUs Issued	(137,000)
Options Forfeited	32,014
Balance September 30, 2025	443,524

8. Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”), which requires an asset and liability approach for measuring deferred taxes based on temporary differences between the financial statements and tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for the years in which taxes are expected to be paid or recovered. The tax benefit arising from the Company’s net loss has been offset by an increase in the valuation allowance.

Accordingly, the Company had no net income tax provision or benefit during the periods ended September 30, 2025 and 2024.

In assessing the realizability of net deferred tax assets, management considers whether it is more likely than not that the net deferred tax assets will be realized. The ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing future deductible amounts become deductible. Management has established a full valuation allowance against the net deferred tax assets on September 30, 2025 and 2024 as management cannot currently determine that the realization of these future benefits is likely.

As of the date these financial statements were issued, the Company’s 2024 Federal and State income tax returns have not been prepared. However, on September 30, 2024, the Company has approximately $22,626,381 of federal NOL carryforwards. As of September 30, 2024, the Company estimates it has generated approximately $1,200,123 of federal research and development credits which can be carried forward and used against future taxes. Finally, the Company estimates it has approximately $127,207 of state research and development credits available to carry forward to future years. Under the provisions of the Internal Revenue Code, NOL and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities until fully utilized. NOL and tax credit carryforwards may be subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders by more than 50% over a three-year period, as defined in Sections 382 and 383 of the Internal Revenue Code and similar state provisions. The amount of the annual limitation is determined based on the value of the Company immediately before the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not completed a study to assess whether a change of control has occurred or whether there have been multiple changes of control since the date of the Company’s formation due to the significant complexity and cost associated with such study and that there could be additional changes in control in the future. As a result, the Company is unable to estimate the effect of these limitations, if any, on the Company’s ability to utilize NOL and tax credit carryforwards in the future. A full valuation allowance has been provided against the Company’s NOL and tax credit carryforwards and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the NOL and tax credit carryforwards and the valuation allowance.

30

LiquidPiston, Inc. and Affiliates

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

A full valuation allowance has been provided against the Company’s research and development credit and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the research and development credit carryforwards and the valuation allowance.

As of September 30, 2025 and 2024, the Company had no accrued uncertain tax positions or associated interest or penalties, and no amounts have been recognized in the Company’s statements of operations and comprehensive loss.

The Company files income tax returns in the U.S. federal jurisdiction and the state of Connecticut jurisdiction.

9.       Commitments and Contingencies

The Company leases its facilities in Bloomfield, Connecticut under terms of a lease that provides for monthly payments of $8,546.67 with annual escalations. The lease term was amended from a month-to-month lease to a 5-year term commencing on May 6, 2022.

Minimum future rental commitments for the next five years are as follows:

Year Ended September 30
2026	$104,240
2027	$17,697
2028	$0
2029	$0
2030	$0
Total	$121,937

10.   Equity Issuances

For the year ended September 30, 2024, employees of the Company exercised stock options and the Company issued 32,450 shares for total proceeds of $2,697. Additionally, during 2024, as part of a stock offering, the Company issued 1,354,272 shares of its common stock and received proceeds before issuance costs of $11,447,397.

For the year ended September 30, 2025, employees of the Company exercised stock options, and the Company issued 9,800 shares for total proceeds of $891. Additionally, during 2025, as part of a stock offering, the Company issued 12,391 shares of its common stock and received proceeds s of $125,010. Additionally, in August of 2024 the Company started a Reg CF stock offering. During the year ended September 30, 2025 the Company issued 431,270 shares of its common stock and received proceeds before issuance costs of $4,599,474.

During the year ended September 30, 2025, the Company repurchased 4,425 shares from employees for $47,677. Further the Company cancelled 22,049 employee stock options and paid employees a total of $229,553.

31

LiquidPiston, Inc. and Affiliates

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

11.   Supplementary Cash Flows Information

The Company uses the indirect method when presenting its cash flows from operating activities in the Statement of Cash Flows. Therefore, the Company is required to disclose the following supplementary information:

	September 30, 2025	September 30, 2024
Interest Paid	$5,095	$1,860

Income Taxes Paid	$64,595	$70,961

Non-Cash Financing Transactions:
Stock Compensation Issuance of Stock	$147,218	$48,785

12.	Leasing Arrangements

The Company leases office and manufacturing space. The Company assesses whether an arrangement qualifies as a lease (i.e., conveys the right to control the use of an identified asset for a period of time in exchange for consideration) at inception and only reassesses its determination if the terms and conditions of the arrangement are changed. Leases with an initial term of twelve (12) months or less are not recorded on the balance sheet. Lease expense is recognized for these leases on a straight-line basis over the lease term. As most leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments.

Lease	Classification	2025	2024
Assets
Finance	Buildings	$378,158	$378,158
Liabilities
Current	Current Portion of Lease Liabilities	$104,240	$95,842
Non-Current
Operating	Long Term Portion of Lease Liabilities	$23,575	$127,815

Finance lease assets are recorded net of accumulated amortization of $302,566 and $218,550 as of September 30, 2025, and 2024, respectively.

Lease Cost	Classification	2025	2024
Finance
Asset Amortization	Depreciation and Amortization	$95,842	$90,434
Interest on Liability	Net Interest Expense	$6,091	$7,364

Net Lease Cost		$101,934	$97,798

32

LiquidPiston, Inc. and Affiliates

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

13.	Related Parties

LPSPV was formed in June of 2024 to aggregate new shareholders in LiquidPiston. According to the operating agreement, LiquidPiston is responsible for paying 100% of the operating costs of the entity. During the year ended September 30, 2024, LiquidPiston paid legal fees of approximately $12,000 for the related party.

LiquidPiston Real Estate, LLC was formed in February 2025 to purchase the real estate at 980 South Street in Suffield, CT. LiquidPiston leases this facility from LiquidPiston Real Estate, LLC on a month-to-month basis.

14.	Subsequent Events

The Company has evaluated subsequent events through December 30, 2025, the date on which the financial statements were available to be issued. Between September 30, 2025, and December 30, 2025, the Company did not note any additional subsequent events requiring recording or disclosure in the financial statements for the fiscal years ended September 30, 2025 and September 30, 2024.

33

Item 8. Exhibits

The following exhibits are incorporated by reference in this annual report on Form 1-K:

2.1	Amended and Restated Certificate of Incorporation (1)
2.2	Second Amended and Restated Bylaws (2)
2.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation (3)
4	Subscription Agreement (4)
6.1	Stock Option Plan (2)
6.2	Employment Contract of Alexander Shkolnik (2)
6.3	Employment Contract of Nikolay Shkolnik (2)
6.4	Employment Contract of Per Suneby *

___________________

*	filed herewith

(1)	Filed as an exhibit to the Company’s Semiannual Report on Form 1-SA for the period ended June 30, 2020 and incorporated by reference herein.
(2)	Filed as an exhibit to the Company’s Form 1-U and incorporated herein by reference.
(3)	Filed as an exhibit to the Company’s Current Report on Form 1-U dated March 16, 2022 and incorporated by reference herein.
(4)	Filed as an exhibit to the Company’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-11894) and incorporated by reference herein.

34

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on January 22, 2026.

LIQUIDPISTON, INC.

By: /s/ Alexander Shkolnik
Alexander Shkolnik
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alexander Shkolnik

By: Alexander Shkolnik, Chief Executive Officer, President, Principal Financial Officer, Principal Accounting Officer and Director

Date: January 22, 2026

/s/ Nikolay Shkolnik

By: Nikolay Shkolnik, Director

Date: January 22, 2026

/s/ Per Suneby

By: Per Suneby, Director

Date: January 22, 2026

35